SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 1-12474
(Check One): ☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form N-SAR
For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — REGISTRANT INFORMATION
Torch Energy Royalty Trust
Full Name of Registrant
N/A
Former Name if Applicable
1100 North Market Street
Address of Principal Executive Office (Street and Number)
Wilmington, Delaware 19890
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
Background
     The Torch Energy Royalty Trust (the “Trust”) was formed effective October 1, 1993, pursuant to a trust agreement (the “Trust Agreement”) among Wilmington Trust Company, not in its individual capacity but solely as trustee of the Trust (the “Trustee”), Torch Royalty Company (“TRC”) and Velasco Gas Company, Ltd. (“Velasco”) as owners of certain oil and gas properties and Torch Energy Advisors Incorporated (“Torch”) as grantor. TRC and Velasco created net profits interests (“Net Profits Interests”) and conveyed such interests to Torch. Torch conveyed the Net Profits Interests to the Trust in exchange for an aggregate of 8,600,000 units of beneficial interest in the Trust (“Units”). The sole purpose of the Trust is to hold the Net Profits Interests, to receive payments from TRC and Velasco, and to make payments to Unitholders. The Trust does not conduct any business activity and has no officers, directors or employees. The Trust relies on third party service providers to perform administrative services for the Trust. Historically, Torch provided accounting, bookkeeping, informational and other services to the Trust related to the Net Profits Interests pursuant to an administrative services agreement effective October 1, 1993 (“Administrative Services Agreement”).
     As previously disclosed by the Trust in its Current Report on Form 8-K dated January 28, 2008, after the close of business on Friday, January 25, 2008, the Trustee received a notice of a demand (the “Demand Notice”) for arbitration before JAMS from TRC, Torch E&P Company and Constellation Energy Partners LLC (“CEP”)(collectively the “Working Interest Owners”). The working interests are each burdened by the Net Profits Interests contained in three net overriding royalty conveyances (the “Conveyances”). The Working Interest Owners seek a declaratory judgment that under the Conveyances the mechanisms contained in the Oil and Gas Purchase Contract dated as of October 1, 1993, by and between Torch Energy Marketing, Inc., TRC and Velasco (the “Purchase Contract”)(including the sharing price and minimum price mechanisms) should continue to be utilized for calculating the quarterly Net Profits Interests payments following termination of the Trust.
     On January 29, 2008, holders of more than 66 2/3% of the outstanding Units affirmatively voted for a proposal to terminate the Trust in accordance with the terms and provisions of the Trust Agreement. The Purchase Contract and the Administrative Services Agreement terminated upon the termination of the Trust.
     On February 21, 2008, the Trustee, not in its individual capacity but solely as Trustee of the Trust, filed a response to the Demand Notice (the “Response”). As stated in the Response, the Trustee, upon further legal analysis of the Purchase Contract and the Conveyance documents, has concluded that the sharing provision of the Purchase Contract (which determined the calculation of the Net Profits Interests prior to the termination of the Purchase Contract) does not survive the termination of the Purchase Contract or the termination of the Trust. There can be no assurance as to the outcome or result of an arbitration or the effect that the demand for arbitration may have on the Trust or the Units, including the market value thereof.
     The Trust has disclosed information concerning the termination of the Trust, the pending arbitration and other information regarding the Trust on Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 22, 2008, February 11, 2008, January 31, 2008, January 28, 2008, January 25, 2008 and December 21, 2007 and on Schedule 14C filed with the SEC on January 7, 2008 (Definitive Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934). The Unitholders are urged to read the above mentioned and all other filings by the Trust with the SEC carefully and in their entirety.

Reasons for the Inability to Timely File the Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007
     The Trust is unable to file timely its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“Annual Report”) for the following reasons:
•	The Trust believes that Torch has not performed the services required of it under the Administrative Services Agreement prior to the termination of such agreement, nor under an oral arrangement with the Trustee to continue to perform such administrative services on an interim basis after such agreement terminated while the parties tried to reach accord on extending the provision of those services under the Administrative Services Agreement. The Trust intends to provide disclosure in the Annual Report concerning the reserves of the Trust in a manner that does not apply the sharing price and minimum price mechanisms of the Purchase Contract. Recently, Torch informed the Trustee that if the Trustee moves forward with the preparation of disclosure concerning reserve information and financial statements that do not apply the sharing price and minimum price mechanisms of the Purchase Contract, (a) Torch will not complete many of the financial statement closing and reporting processes required annually and quarterly for the Trust and (b) the Trustee will have sole responsibility for the reserve report and the financial accounting and control process that involve the preparation, review or approval of financial information.

•	In light of the above and certain other factors, the Trust, as of April 1, 2008, has terminated its discussions with Torch to extend the Administrative Services Agreement past its term as well as the oral arrangement with Torch to provide interim administrative services to the Trust during these negotiations. The Trustee is currently in discussions with one or more third parties to provide such administrative services to the Trust during the wind up and liquidation of the Trust.

•	To date, the Working Interest Owners have not provided the Trust with all of the 2007 annual information regarding amounts payable to the Trust required by the Conveyances that the Trust will need to review and analyze prior to finalizing the disclosure regarding the reserve information and reserve reports, including any notes associated with subsequent occurring events. The Trustee has engaged a third-party to complete a review and joint interest audit of certain operating costs that the Working Interest Owners and Torch have approved and included in calculating the quarterly Net Profits Interests payments paid to the Trust. Such review and audit is ongoing but has not been completed as of this time. No assurances may be given about the outcome of the review and audit noted above.
As a result of the foregoing, the Trustee’s ability to obtain reliable information required to prepare and file the Annual Report on a timely basis has been adversely affected.
Despite best efforts by the Trust, the reasons causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kristin L. Moore	(302) 636-6016

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Torch Energy Royalty Trust
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TORCH ENERGY ROYALTY TRUST
	By:	Wilmington Trust Company,
not in its individual capacity but solely
as Trustee for the Trust

Date: April 1, 2008	By:	/s/ Bruce L. Bisson
Bruce L. Bisson, Vice President

(The Trust has no employees, directors or executive officers.)